UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

XP Inc.

(Name of Issuer)

Class A Common Shares, par value $0.00001 per share

(Title of Class of Securities)

G98239 109

(CUSIP Number)

With a copy to:

Roberta B. Cherman

Shearman & Sterling LLP

Avenida Brigadeiro Faria Lima, 3400

04538-132 São Paulo, Brazil

Telephone: +55 11 3702 2245

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 22, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. G98239 109

1	NAME OF REPORTING PERSON Itaúsa S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) Not Applicable.
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,470,985
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 64,470,985
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,470,985
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%(1)(2)
14	TYPE OF REPORTING PERSON (See instructions) HC

Page 2 of 5 Pages

CUSIP No. G98239 109

(1)	Represents the quotient obtained by dividing (a) the number of Class A common shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) 424,153,735 Class A common shares outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Person.
(2)	Each Class A common share is entitled to one vote.

Page 3 of 5 Pages

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D filed by Itaúsa S.A., a holding company organized under the laws of Brazil (“Itaúsa” or the “Reporting Person”), and IUPAR – Itaú Unibanco Participações S.A., a holding company organized under the laws of Brazil (“IUPAR”), on October 13, 2021, as amended by Amendment No. 1 filed by Itaúsa and IUPAR on December 9, 2021, and as amended by Amendment No. 2 filed by Itaúsa on December 16, 2021 (as amended, the “Schedule 13D”), relating to the beneficial ownership of shares of common stock, par value $0.00001 per share, of XP Inc., a Cayman Islands exempted company incorporated with limited liability on August 29, 2019 (the “Issuer”).

This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 22, 2022, Itaúsa sold 12,000,000 Class A common shares of the Issuer’s common stock, par value $0.00001 per share, pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Rule 144 Sale”). As a consequence, Itaúsa’s beneficial ownership decreased to 64,470,985 Class A common shares, representing 15.2% of the outstanding Class A common shares of the Issuer’s capital stock.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended to add the following:

(a)-(c) The information set forth in Item 4 of this Amendment No. 3 is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The information set forth in Item 4 of this Amendment No. 3 is incorporated herein by reference.

In connection with the Rule 144 Sale, Itaúsa undertook with J. P. Morgan Securities LLC, the broker-dealer that executed the Rule 144 Sale, not to sell any of its remaining Class A common shares of the Issuer for a period of thirty (30) days from the date of the Rule 144 Sale.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2022

ITAÚSA S.A.

By:	/s/ Rodolfo Villela Marino
Name: Rodolfo Villela Marino
Title: Executive Vice President

By:	/s/ Maria Fernanda Ribas Caramuru
Name: Maria Fernanda Ribas Caramuru
Title: Managing Officer

Page 5 of 5 Pages